March 3, 2003

Telkom SA Limited
Telkom Towers North
152 Proes Street
PRETORIA
0001

Dear Sirs

REGISTRATION STATEMENT TO BE ISSUED IN RESPECT OF TELKOM SA LIMITED

We hereby consent to the use in this Registration Statement on Form F-1 of TELKOM SA Limited of our report dated June 11, 2002, except for Note 44 for which the date is October 15, 2002, relating to the financial statements of Vodacom Group (Proprietary) Limited which appear in such Registration Statement. We also consent to the references to us under the heading "Experts" in such Registration Statement.

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)
Pretoria
March 3, 2003

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)
Pretoria
March 3, 2003

C I Dey Director - Managing Pretoria office
The company principal place of business is at 2 Eglin Road, Sunninghill, where a list of the directors' names is available.

A E Swiegers - Senior Partner Pretoria office
The company principal place of business is at 20 Woodlands Drive, Woodmead, where a list of the partners' names is available.

Joint Auditors / Gesamentlike Ouditeure

03-MAR-2003 15:51 FROM VODACOM GROUP FINANCE TO 009121523307885 P.03